SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 SCHEDULE 13D
                               (Amendment No. 1)

                 Under the Securities Exchange Act of 1934

                              MAY & SPEH, INC.
           ____________________________________________________________
                                (Name of Issuer)

                  Common Stock, Par Value $0.01 per Share
           ____________________________________________________________
                      (Title of Class and Securities)

                                 577777 10 5
             ____________________________________________________________
                     (CUSIP Number of Class of Securities)

                             Charles D. Morgan
                             Acxiom Corporation
                               P.O. Box 2000
                          301 Industrial Boulevard
                        Conway, Arkansas 72033-2000
                         Telephone:  (501) 336-1302

                              With a copy to:

                          J. Michael Schell, Esq.
                      Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                           New York, New York  10022
                           Telephone:  (212) 735-3000

           _____________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                             September 17, 1998
           ____________________________________________________________
                         (Date of Event which Requires
                           Filing of this Statement)

            If the filing person has previously filed a statement on
            Schedule 13G to report the acquisition which is the
            subject of this Statement because of Rule 13d-1(b)(3) or
            (4), check the following box:   ( )

                       (Continued on following pages)
                            (Page 1 of 4 pages)


                                SCHEDULE 13D


      CUSIP No. 577777 10 5                        Page 2 of 4 pages


      (1)  NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Acxiom Corporation (71-0581897)

      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                        (a)  ( )
                                                        (b)  ( )

      (3)  SEC USE ONLY


      (4)  SOURCE OF FUNDS
           BK, WC, OO

      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)               (  )


      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                                      (7)  SOLE VOTING POWER
            NUMBER OF                      1000
             SHARES
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       NONE
              EACH
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        1000
              WITH
                                     (10)  SHARED DISPOSITIVE POWER
                                           NONE

      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1000

      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )


      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           100%

      (14) TYPE OF REPORTING PERSON
           CO




           This Amendment No. 1 amends and supplements the Statement on
 Schedule 13D dated May 26, 1998, filed by Acxiom Corporation, a Delaware corporation ("Acxiom"), relating to the shares (the "Shares"), of common stock,par value $.01 per share of may & Speh, Inc. ("May & Speh").

 Item 4.  Purpose of Transaction.

           Item 4 is hereby amended and supplemented by adding the following:

           This Amendment No. 1 is being filed to report that ACX Acquisition Co., Inc., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Acxiom, was merged (the "Merger") with and into May & Speh on September 17, 1998 (the "Effective Time") with May & Speh as the surviving corporation in the Merger (the "Surviving Corporation"). As a result of the Merger, (i) all outstanding Shares were converted into the right to receive 0.8 of a share of Acxiom common stock, (ii) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective time was converted into one share of common stock of the Surviving Corporation, and (iii) May & Speh became a wholly owned subsidiary of Acxiom.

           Acxiom issued a press release on September 17, 1998 with respect to the Merger. A copy of the press release is attached hereto as
 Exhibit 12 and is incorporated herein by reference.

 Item 5.   Interest in Securities of the Issuer.

           Item 5 is hereby amended and supplemented by adding the following:

           This Amendment No. 1 is being filed to report that in connection with the Merger, Acxiom beneficially owns 1000 Shares or 100% of the voting power and dispositive power of May & Speh.

 Item 7.  Material To Be Filed as Exhibits.

           Item 7 is hereby amended by adding the following exhibit:

           Exhibit 12-- Press Release issued by Acxiom on September 17, 1998.



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

 Dated:  September 18, 1998

                                         ACXIOM CORPORATION


                                         By:   /s/ Catherine L. Hughes
                                               __________________________
                                         Name:   Catherine L. Hughes
                                         Title:  Secretary and
                                                 General Counsel



                                  EXHIBIT INDEX


 Exhibit                       Description

  12            Press Release issued by Acxiom on
                September 17, 1998